Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2012	For the Twelve Months Ended December 31, 2011	For the Nine Months Ended September 30, 2011
Earnings
Net Income for Common	$ 824	$ 978	$ 779
Preferred Stock Dividend	3	11	9
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	436	558	425

Pre-Tax Income from Continuing Operations	$1,263	$1,547	$1,213
Add: Fixed Charges*	434	561	422
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$1,697	$2,108	$1,635

* Fixed Charges
Interest on Long-term Debt	$383	$505	$379
Amortization of Debt Discount, Premium and Expense	12	18	14
Interest Capitalized	—	—	—
Other Interest	19	16	13
Interest Component of Rentals	20	22	16
Pre-Tax Preferred Stock Dividend Requirement

Fixed Charges	$ 434	$ 561	$ 422

Ratio of Earnings to Fixed Charges	3.9	3.8	3.9